December 23, 2022

United States Securities and Exchange Commission

Attn: Mr. John Coleman, Mining Engineer

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC  20549-7010

VIA EDGAR

Dear Sirs:

 Re: Energy Fuels Inc.

 Form 10-K for Fiscal Year Ended December 31, 2021

 Filed March 15, 2022

 Comment Letter Dated December 21, 2022

 File No. 001-36204

Energy Fuels Inc. (the "Company") confirms receipt of the comment letter by the staff of the United States Securities and Exchange Commission, dated December 21, 2022 (the "Comment Letter"), in respect of the above noted filing.  In accordance with the second paragraph of the Comment Letter, the Company respectively requests a ten business day extension in order to respond to the Comment Letter, and the Company currently anticipates responding to the Comment Letter on or before January 23, 2023.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (303) 389-4130 or James Guttman, our outside legal counsel at (416) 367-7376.

Yours truly,

Energy Fuels Inc.

/s/ David Frydenlund

Executive Vice President, Chief Legal Officer

and Corporate Secretary